UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-13045

IRON MOUNTAIN INCORPORATED

(Exact name of registrant as specified in its charter)

One Federal Street, Boston, MA 02110

(617) 535-4766

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rights to Purchase Series A Junior Participating Preferred Stock (1)

(Title of each class of securities covered by this Form)

Common Stock, $.01 par value per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934 Iron Mountain Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Iron Mountain Incorporated

Date:	January 23, 2015	By:	/s/ Ernest W. Cloutier
		Name:	Ernest W. Cloutier
		Title:	Executive Vice President and General Counsel

(1)                                 On January 20, 2015, pursuant to the Agreement and Plan of Merger, dated as of November 12, 2014 (the “Merger Agreement”), between Iron Mountain Incorporated, a Delaware corporation (the “Predecessor Registrant”), and Iron Mountain REIT, Inc., a Delaware corporation (the “Registrant”), the Predecessor Registrant merged with and into the Registrant (the “Merger”), with the Registrant surviving the Merger.  In connection with the Merger, on January 20, 2015, the Predecessor Registrant terminated its REIT Status Protection Rights Agreement, dated as of December 9, 2013, between the Predecessor Registrant and Computershare Inc., as rights agent, as amended (the “Rights Agreement”).  The Rights Agreement provided for a dividend of one preferred stock purchase right (a “Right”)  for each share of the Predecessor Registrant’s common stock, par value $0.01 per share, that was outstanding on December 20, 2013 and that became outstanding thereafter.  Each Right entitled the holder to purchase from the Predecessor Registrant one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, for a purchase price of $114.00, subject to adjustment as provided in the Rights Agreement.  The Predecessor Registrant initially filed a Form 8-A to register the Rights on December 9, 2013, which was amended on November 18, 2014. This Form 15 is being filed by the Registrant on behalf of the Predecessor Registrant.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.